  Exhibit No: 99.1

30 March 2022

InterContinental Hotels Group PLC (the 'Company')
Annual General Meeting

The Company announces that the following documents have today been made available to shareholders:

1.
Notice of 2022 Annual General Meeting
2.
Form of Proxy for 2022 Annual General Meeting
3.
Chair's Letter

In compliance with Listing Rule 9.6.1, a copy of the Notice of Meeting and Form of Proxy have been submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The Notice of Annual General Meeting referred to above is publicly available on the Company's website. A summary of information relating to the Annual General Meeting is set out below.

AGM Arrangements

●
The meeting will be held at 11.30am on Friday 6 May 2022 at InterContinental London Park Lane, One Hamilton Place, Park Lane, London W1J 7QY.
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We have arranged for a live webcast facility to be put in place which will enable shareholders to join the AGM electronically. Details on how shareholders can access the webcast are included in the Notice of Meeting.
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The live webcast will not include a voting facility, so shareholders who wish to join the AGM electronically are strongly encouraged to vote in advance by appointing the Chair of the meeting as their proxy and to complete, sign and return their Form of Proxy to our Registrar, Equiniti, or register their vote in advance electronically.
●
There will be no live facility for shareholders joining electronically to ask questions during the AGM. Shareholders who are not able to attend the meeting in person and who have questions relating to the business of the AGM are able to submit them in advance to the Company by email to companysecretariat@ihg.com, including their Shareholder Reference Number (shown on their Form of Proxy). It is requested that questions be submitted by 5pm on Tuesday 3 May 2022.
●
Shareholders will be notified of any changes to these arrangements by stock exchange announcement as required, updates will also be included on the Company's website www.ihgplc.com

For further information, please contact:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

About IHG Hotels & Resorts

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 17 hotel brands and IHG Rewards, one of the world's largest hotel loyalty programmes, IHG has nearly 6,000 open hotels in more than 100 countries, and a further 1,800 in the development pipeline.

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Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
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Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
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Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
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Suites: Atwell Suites, Staybridge Suites,  Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 325,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	30 March 2022